

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2020

Craig Bergman
President, CEO
Vortex Blockchain Technologies Inc.
1401 Ohio Street
Des Moines, IA 50314

> **Re: Vortex Blockchain Technologies Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2019**
> **Filed March 10, 2020**
> **File No 000-55995**

Dear Mr. Bergman:

We issued comments on the above captioned filing on April 8, 2020. On June 16, 2020, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or John Cash, Branch Chief at (202) 551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing